Exhibit 4.1

PROMISSORY NOTE

CAD$100,000,000.00	April 14, 2023 (the “Issue Date”)

For value received, CANOPY GROWTH CORPORATION (the “Corporation”), promises to pay to the order of GREENSTAR CANADA INVESTMENT LIMITED PARTNERSHIP (the “Holder”), the principal sum of CAD$100,000,000.00 (the “Principal Amount”), together with interest accrued on the Principal Amount as provided in Section 1 below. All dollar amounts expressed in this promissory note (this “Note”) refer to the lawful currency of Canada. This Note is subject to the following terms and conditions:

1.

Interest. The Principal Amount shall bear interest at the rate of 4.25% per year from the Issue Date to, but excluding, the Maturity Date (as defined below). Interest is payable in arrears on the Maturity Date. Interest on the Principal Amount shall be computed on the basis of a 360-day year composed of twelve 30-day months and, for partial months, on the basis of the number of days actually elapsed in a 30-day month. Solely for the purposes of disclosure under the Interest Act (Canada), the annual rate of interest to which the rate of interest provided in this Note is equivalent in respect of any period is the rate so determined multiplied by the actual number of days in the calendar year in which such period ends and divided by 360.

2.	Maturity Date. The unpaid Principal Amount plus all accrued and unpaid interest owing under this Note will be due and payable on December 31, 2024 (the “Maturity Date”).

3.

Prepayment. At any time prior to the Maturity Date, the Corporation may, upon 10 business days prior notice, prepay, without penalty or bonus, the Principal Amount either in whole at one time or in part from time to time, together with all accrued and unpaid interest to the date fixed for repayment and, in the case of prepayment in whole, all other monies owing under this Note.

4.

Events of Default. The outstanding Principal Amount and all accrued and unpaid interest thereon, will, at the option of the Holder, become immediately due and payable upon the occurrence of any of the following events (each, an “Event of Default”):

(a)	the Corporation defaults in any payment of interest on this Note when due and payable, and the default continues for a period of 30 days;

(b)	the Corporation defaults in the payment of the Principal Amount when due and payable on the Maturity Date or upon declaration of acceleration;

(c)

the Corporation shall commence a voluntary case or other proceeding seeking a stay, liquidation, reorganization, compromise, arrangement or other relief with respect to the Corporation or its debts under any bankruptcy, insolvency, arrangement or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Corporation or any substantial part of its property, or shall consent to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or shall make a general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due;

(d)

an involuntary case or other proceeding shall be commenced against the Corporation seeking a stay, liquidation, reorganization, compromise, arrangement or other relief with respect to the Corporation or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of the Corporation or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days;

(e)	failure by the Corporation to comply with its obligations under Sections 5 and 6 of this Note;

(f)

default by the Corporation with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $10,000,000 (or its foreign currency equivalent) in the aggregate of the Corporation, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise;

(g)

a final judgment or judgments for the payment of $10,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate rendered against the Corporation, which judgment is not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished; or

(h)	a Termination of Trading shall have occurred.

For purposes of this Section 3, a “Termination of Trading” shall have occurred if the common shares of the Corporation are not listed or quoted on at least one of the following: the Toronto Stock Exchange, The New York Stock Exchange, The Nasdaq Global Select Market or The Nasdaq Global Market (or any of their respective successors).

5.

Corporation May Consolidate, Etc. on Certain Terms. Subject to the provisions of Section 6 of this Note, the Corporation shall not consolidate or amalgamate with, merge with or into, or sell, convey, transfer or lease all or substantially all of its properties and assets to another person, unless:

(i)

the resulting, surviving or transferee person (the “Successor Company”), if not the Corporation, shall be a corporation organized and existing under the laws of Canada, any province or territory thereof, or the United States of America, any State thereof or the District of Columbia, and the Successor Company (if not the Corporation) shall expressly assume all of the obligations of the Corporation under this Note; and

(ii)	immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing under this Note.

6.

Successor Corporation to Be Substituted. In case of any such consolidation, amalgamation, merger, sale, conveyance, transfer or lease contemplated in Section 5 of this Note and upon the assumption by the Successor Company of the due and punctual payment of the Principal Amount and accrued and unpaid interest under this Note and the due and punctual performance of all of the covenants and conditions of this Note to be performed by the Corporation, such Successor

Company (if not the Corporation) shall succeed to and, except in the case of a lease of all or substantially all of the Corporation’s properties and assets, shall be substituted for the Corporation, with the same effect as if it had been named herein, and may thereafter exercise every right and power, of the Corporation under this Note. In the event of any such consolidation, amalgamation, merger, sale, conveyance or transfer (but not in the case of a lease), upon compliance with Sections 5 and 6 of this Note, the person named as the “Corporation” in the first paragraph of this Note (or any successor that shall thereafter have become such in the manner prescribed in Sections 5 and 6 of this Note) may be dissolved, wound up and liquidated at any time thereafter and, except in the case of a lease, such person shall be released from its liabilities as obligor and maker of this Note and from its obligations under this Note.

In case of any such consolidation, amalgamation, merger, sale, conveyance, transfer or lease, such changes in phraseology and form (but not in substance) may be made in this Note or any replacement note thereafter to be issued as may be appropriate.

7.	No Rights as Shareholder. This Note does not by itself entitle the Holder to any voting or other rights as a shareholder of the Corporation.

8.

Transfer; Successors and Assigns. The terms and conditions of this Note will inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Subject in all respects to applicable law, this Note and any amount outstanding hereunder may, upon written notice to the Corporation, be assigned, pledged, or otherwise transferred by the Holder.

9.

Notices. All notices and other communications given or made under this Note will be in writing and will be deemed effectively given upon the earlier of (a) actual receipt for personal delivery to the party to be notified; (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day; or (c) three business days after deposit with an internationally recognized overnight courier, freight prepaid, specifying next or second business day delivery, with written verification of receipt. All communications will be sent to the Holder at its address as set forth on the signature page to this Note, or to such email address or address as subsequently modified by written notice given in accordance with this Section 9. If notice is given to the Corporation, it will be sent to the Corporation’s address as set forth on the signature page to this Note or to such email address or address as subsequently modified by written notice given in accordance with this Section 9.

10.	Governing Law. THIS NOTE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS NOTE, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

11.

Jurisdiction. The Corporation irrevocably consents and agrees, for the benefit of the Holder, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Note may be brought in any United States federal or State of New York court located in the Borough of Manhattan, New York City, New York and, until amounts due and to become due in respect of this Note have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court with respect to any such legal action, suit or proceeding for itself in respect of its properties, assets and revenues. The Corporation irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Note brought in the any United States federal or State of New York court located in the Borough of Manhattan, New York City, New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

12.

Waiver of Jury Trial. EACH OF THE CORPORATION AND THE HOLDER HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13.

Costs; Waiver. The Corporation will pay on demand all reasonable out-of-pocket costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) which the Holder incurs in connection with enforcement of this Note or the protection or preservation of the Holder’s rights hereunder. The Corporation hereby waives demand, presentment, protest or notice of any kind.

14.	Unsecured. The Corporation and the Holder each acknowledge and agree that this Note is unsecured.

15.

Maximum Interest Rate. If any provision of, or any document entered into in connection with, this Note would oblige the Corporation to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by any applicable law or would result in the receipt by the Holder of interest at a criminal or prohibited rate (as these terms are construed under the Criminal Code (Canada) or any other applicable law), then notwithstanding such provision, the amount or rate will be deemed to have been adjusted with the same effect as if adjusted at the original date of this Note to the maximum amount or rate of interest, as the case may be, as to not be prohibited by any applicable law or result in the receipt by the Holder of interest at a criminal or prohibited rate, the adjustment to be effected to the extent necessary by reducing the amount or rate of interest under Section 1 of this Note with any remaining excess that has been paid being credited towards prepayment of the Principal Amount. If any overpayment remains after such crediting, it will be returned forthwith to the Corporation upon demand.

16.

Severability. Each of the provisions contained in this Note is distinct and severable and a declaration of invalidity, illegality or unenforceability of any provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision of this Note.

17.

Counterparts; Electronic Signature. This Note may be signed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts signed or delivered electronically (including pdf or electronic signature) or other transmission method will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

18.

Loss of Note. Upon receipt by the Corporation of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity reasonably satisfactory to the Corporation (in case of loss, theft or destruction) or surrender and cancellation of the Note (in the case of mutilation), the Corporation will make and deliver in lieu of such Note a new Note of like tenor.

[Signature Page Follows]

The Corporation has signed this Promissory Note as of the Issue Date set forth above.

CANOPY GROWTH CORPORATION

By:	/s/ Christelle Gedeon
Name:	Christelle Gedeon
Title:	Chief Legal Officer

1 Hershey Drive
Smiths Falls, Ontario
K7A 0A8
Canada

Attention: Christelle Gedeon
Email: contracts@canopygrowth.com

with a copy to (which shall not constitute notice):

Attention: Jonathan Sherman
Email: jsherman@cassels.com

AGREED TO AND ACCEPTED:

GREENSTAR CANADA INVESTMENT LIMITED PARTNERSHIP, by its general partner, GREENSTAR CANADA INVESTMENT CORPORATION

By:	/s/ Kenneth W. Metz
Name:	Kenneth W. Metz
Title:	President

200-150 King Street West

Toronto, Ontario

M5H 1J9

Canada

Attention: Jeff LaBarge

Email: Jeffrey.LaBarge@cbrands.com

with a copy to (which shall not constitute notice):

Attention: Emmanuel Pressman

Email: epressman@osler.com

Signature Page – Promissory Note – GS/CGC